--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility  Holding Company Act of 1935 or    hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*        2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
    LTC Healthcare, Inc.                            (Month/Day/Year)       Regent Assisted Living, Inc. (RGNT)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        March 26, 1998     5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS Identification      Director        X   10% Owner         (Month/Day/Year)
                                                    Number of Reporting  ----               ----                    March 26, 1998
    300 Esplanade Drive, Suite 1860                 Person, if an entity    Officer (give      Other (specify  --------------------
-------------------------------------------------   (Voluntary)             title below)       below)        7. Individual or
                    (Street)                                             ----               ----                 Joint/Group Filing
                                                    91-1895305                                                   (Check Applicable
                                                                                                                 Line)
                                                                           ---------------------------           Form filed by One
                                                                                                               X Reporting Person
                                                                                                              ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    Oxnard,       California           93030                                                                  ---
-----------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership       4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.           (Page 1 of 2)
* If the form is filed by more than one Reporting Person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Put Option re: 7.5% Convertible     Imme-    March  7.5% Convertible       $10 million* $10 million*    (D)
Subordinated Notes                  diately  31,    Subordinated Notes Due
(Obligation to Buy)*                         2000*  March 31, 2008*
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

See Attachment for Footnote

                                                                   LTC HEALTHCARE, INC.

                                                                   By: /s/ PAMELA J. PRIVETT                      January 11, 1999
                                                                       -------------------------------------  ---------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      Name:  Pamela J. Privett
                                                                       Title: Senior Vice President,
                                                                              General Counsel and Secretary

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                              Page 2 of 2
                                                                                                                    SEC 1473 (7-97)

             ATTACHMENT TO AMENDED FORM 3 FOR LTC HEALTHCARE, INC.
                 RELATING TO MARCH 26, 1998 REPORTABLE EVENT

*On March 26, 1998, LTC Healthcare, Inc. ("Healthcare") and Regent Assisted Living, Inc. ("Regent") executed a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement established a put option pursuant to which Healthcare is obligated to purchase from Regent, upon Regent's demand, up to $10,000,000 principal amount of convertible subordinated notes due 2008 (the "Notes"). Regent must exercise such put option on or prior to March 31, 2000. The Notes are convertible, in whole or in part at any time prior to March 31, 2008 at Healthcare's option, into common stock of Regent ("Regent Common Stock") at a price of $7.50 per share, subject to adjustment. If all Notes were converted, such conversion would result in the issuance of 1,333,333 shares of Regent Common Stock. Under certain circumstances, Regent can require conversion of the Notes prior to March 31, 2008, at a price of $7.50 per share, subject to adjustment.